Room 4561

February 7, 2007

Mr. Edward C. Levine
c/o PrimeCare Systems, Inc.
56 Harrison Street, Suite, No. 501
New Rochelle, New York 10801

Re: **PrimeCare Systems, Inc.**
       Amendment No. 1 to Registration Statement on Form SB-2 filed January 10, 2007
       File No. 333-137702

Dear Mr. Shiver:

We have reviewed your amended filing and response letter filed January 10, 2007 and have the following comments.

Amendment No. 1 to Registration Statement on Form SB-2

1.   Please note that we remain in consideration of the series of transactions culminating in the spin-off and the current arrangement with Registrar and Transfer Company with respect to your shares. We may have further comments.

2.   Please advise us of the basis for relying upon Rule 415 under the Securities Act your distribution of shares in the spin-off transaction. It appears that such shares would immediately be distributed upon effectiveness of your registration statement. We note your disclosure on page 12 that you contemplate the distribution to occur within 30 days of effectiveness. Accordingly, it appears that Rule 415(a)(1)(ix) is not applicable and Rule 415(a)(1)(x) is not available.

3.   We note your response to comments 3 and 4 of our letter dated October 27, 2006 that the criteria set forth in Staff Legal Bulletin No. 4 may have been met. Please provide us your analysis with respect to your transaction and the criteria set forth in Staff Legal Bulletin No. 4. Please also elaborate further on your analysis regarding whether the distribution has occurred. We note that the transaction with Mr. Vavithis has been consummated and such transaction was conditioned upon the distribution of PrimeCare to your stockholders. Further, UraniumCore no longer holds such the PrimeCare shares and exerts no control over such shares. Please advise, however, on the status of these shares if the escrow arrangement were to be terminated before distribution to stockholders.

4.   We note Section 1.4 of the distribution agreement which states that the filing and effectiveness of a registration statement relating to the spin-off shall occur within six months from the date of the agreement. Please advise.

5.   Please file the agreement with Registrar and Transfer Company regarding the escrow and distribution arrangement.

6.   Please disclose where appropriate whether you presently have any plans, proposals or arrangements to acquire or merge with another company. If so, please include a materially complete description of the future acquisitions or merger. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to acquire or merge with another company.

7.   It does not appear that all changes in your document have been properly marked. In order to facilitate our review of your filing, please ensure to include in your filing a copy marked "to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment." Please see Rule 472(a) under the Securities Act.

Prospectus Cover Page

8.   We reissue comment 6 of our letter dated October 27, 2006. Please disclose here specifically when the distribution to stockholders will occur. We note your disclosure on page 12 that you contemplate the distribution to occur within 30 days of effectiveness. Please also disclose elsewhere in your prospectus, as appropriate, the mechanics you plan to undertake to effectuate the distribution and whether actions by stockholders are expected such as submitting any forms.

9.   We note your response to comment 7 of our letter dated October 27, 2006. You have stated on page 35 that "shares [received] in the spin-off will generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date." Accordingly, please make such disclosure here. Please also explain your reference to warrants to be received by stockholders.

Prospectus Summary, page 5

10.   We note your response to comment 8 of our letter dated October 27, 2006. Here and elsewhere, as appropriate, please provide materially complete disclosure regarding the background and motivation for the series of transactions culminating in the spin-off. Your current disclosure on page 33 and response that the reason for the spin-off was because of two different businesses addresses only the facts that were at hand after having already entered into the share purchase and spin-off transaction. We further note

your response to comment 9 of our letter dated October 27, 2006 that the transaction with Mr. Vavithis was not the first instance in which PrimeCare was intended to be spun off.

11. Please provide a brief discussion explaining the delay between the December 29, 2005 record date and the filing of your registration statement.

Risk Factors

We rely on a few products for our revenues, page 9

12. Please disclose the revenue derived from sales of Denise Austin products. We note your response to comment 13 of our letter dated October 27, 2006. As the financial information presented in your prospectus includes revenue from Denise Austin products, quantitative discussion in this risk factor regarding such revenue would appear to properly highlight the fact that such revenue will no longer occur. Please also elaborate on the reason for the termination of the Denise Austin arrangement.

Description of Business, page 14

13. We remain unable to access www.primecareontheweb.com or www.yourowndoctor.com. Entering the foregoing Web addresses into our Internet browser results in a "The page cannot be displayed" error message. We appreciate the information to access your Web site that you have provided in your response to comment 15 of our letter dated October 27, 2006 and your offer of a demonstration. However, we would not be able to access your Web site or participate in a demonstration without first being able to arrive at your Web site. Please advise.

Sales and Marketing, page 17

14. Please provide disclosure regarding your current sales and marketing efforts. We note your response to comment 16 of our letter dated October 27, 2006 regarding specific disclosure of the parties to whom you are marketing. Please note that specific disclosure of such parties is not necessary. Your current disclosure merely discusses the markets that may be addressed by your product without elaborating on the activities you are undertaking (or plan to undertake) in order to actually sell and market your product. Such disclosure would appear to be helpful for shareholders to assess the current status of your business.

15. We note your response to comment 19 of our letter dated October 27, 2006. The disclosure of your collaborations with the University of Iowa's Carver School of Medicine, Family Care Center and Lone Tree clinic under your licensing fee discussion suggests that fees are resulting from such collaborations. Instead, your collaborations relate to the further development of your product. Accordingly, please provide disclosure

Mr. Edward C. Levine
PrimeCare Systems, Inc.
February 7, 2007
Page 4

of these collaborations as well as the development of the Spanish and Portuguese language versions in a separate section relating to your product development and discuss the current status of such collaboration and development efforts.

16.   We note your response to comment 20 of our letter dated October 27, 2006 regarding the removal of your reference to the interface the University of Iowa's electronic medical records system. Your disclosure, however, continues to discuss such interface. As such, your current disclosure does not appear to convey the significance of your approval to interface with the records system and what it means to your product. Please elaborate or advise otherwise.

Outcomes Research, page 19

17.   Please provide disclosure in your prospectus pursuant to your response to comment 22 of our letter dated October 27, 2006 regarding the current status of your outcomes research business.

Management's Discussion and Analysis or Plan of Operation, page 21

18.   We note your revisions in response to comments 31 and 32 of our letter dated October 27, 2006. For purposes of clarity, please provide a separate discussion regarding material changes from period to period of each line item in your financial statements and the cause for such change. Please see Item 303(b)(1)(vi) of Regulation S-B. We note, for example, that you have not provided a discussion of the change and causes of the change in your sales commission, impairment of capitalized software costs nor research and development line items. Please ensure that the causes for any material change in each line item are discussed. Please revise.

Liquidity and Capital Resources, page 24

19.   We note that as of September 30, 2006, you had cash of $109,546 and that your current spending levels are approximately $33,000 per month. Accordingly, please update your disclosure to provide a discussion of your current liquidity and capital resources.

20.   Please disclose the material terms of the credit line arrangement and identify the bank with whom you have this arrangement. Further, please see Rule 201 of Regulation S-T with respect to whether filing the credit line agreement by paper is appropriate. Please also advise us the difficulties you are encountering in filing the document.

21.   We note your revised disclosure in response to comment 35 of our letter dated October 27, 2006 regarding your prospective revenue from Telemédica. Please provide us support for your disclosure including any agreements or understandings with the Chubut or Puerto Pirámides government regarding the implementation of your product. Further,

we note your discussion on page 24 of the steps necessary to implement PrimeCare. Please discuss the current status of such steps.

Share Purchase Agreement and Distribution Agreement, page 25

22.   Please clarify whether the stockholders of your Series A preferred stock and your warrant holders are included in your spin-off distribution. Please further identify the stockholders to whom you had owed $215,700 and subsequently satisfied such obligation by the issuance of your Series A preferred stock. Please disclose the relationship of your preferred stock stockholders to the company.

23.   We note your response to comment 44 of our letter dated October 27, 2006. Please elaborate in your disclosure on the services provided by Jeffersonian and provide a materially complete description of all compensation paid to Jeffersonian. Please also discuss who Jeffersonian is and the current status of any compensation obligation.

24.   We note your disclosure that Mr. Vavithis paid $495,000 to purchase his interest in UraniumCore and that $275,000 was to be contributed to PrimeCare. Please disclose what happened to the remaining proceeds.

Management

Options Grants in Last Fiscal Year, page 28

25.   We note your response to comment 47 of our letter dated October 27, 2006. Your disclosure elsewhere appears to suggest that the option grants disclosed here are the same as the warrants issued in November 2005. If so, please revise your disclosure throughout to clarify. Further, please file such warrants as exhibits to your registration statement.

Certain Relationships and Related Transactions, page 31

26.   We note your response to comment 50 of our letter dated October 27, 2006. Please disclose the ownership interest of Mr. Nebbe in your company.

Changes in Registrant's Certifying Accountant, page 36

27.   We note your response to comment 57 of our letter dated October 27, 2006 and your expanded disclosure on page 33. Your revised disclosure does not appear to contain all of the information required by Item 304 of Regulation S-B. Specifically, revise your disclosure to clearly state whether Malone & Bailey, PC resigned, declined to stand for re-election or was dismissed, in accordance with Item 304(a)(1)(i). Further, revise to state whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors, as required

Mr. Edward C. Levine
PrimeCare Systems, Inc.
February 7, 2007
Page 6

by Item 304(a)(1)(iii). We note your reference to Regulation S-K in the disclosure here.
Please revise to refer to Regulation S-B.

Financial Statements

Statements of Operations, page F-5

28.   We note that your fiscal year ended June 30, 2006 net loss was restated from $456,039 to
$257,182 in this amendment. Explain the reasons for the restatement and the nature of
the amounts involved. Tell us how you have considered the disclosure requirements of
paragraph 26 of SFAS 154, why you have not identified your financial statements as
having been restated and why the opinion of the independent registered accounting firm
does not specifically refer to the restatement.

Note 1 – Summary of Significant Accounting Policies

Nature of business, page F-8

29.   We note your response to comment 62 of our letter dated October 27, 2006. It is unclear
how you have addressed the requirements of SAB Topic 1B1 in your revisions. With
reference to your statement that "prior to the spin-off PrimeCare's expenses did not
include certain expenses incurred by OCGT," provide us with an analysis of the expenses
incurred on your behalf by your former parent and not reflected in your financial
statements, including the nature and amount of each type of expense and why you have
not revised your financial statements to include such costs.

30.   You appear to have accounted for the entire business of your former parent's operations,
yet we note that your reported net loss differs significantly from that reported by the
former parent for the year ended June 30, 2005. In general, the staff believes that the
historical financial statements should reflect all costs of doing business, including those
costs incurred or paid directly by the parent company. Since there does not appear to
have been any other operations of the parent company, explain why your net loss of
$213,125 for the year ended June 30, 2005 differs from that reported by UraniumCore for
the PrimeCare subsidiary, which is classified as discontinued operations.

Note 4 – Software License Agreement and Deferred Income, page F-10

31.   We note your response to comment 63 of our letter dated October 27, 2006. You refer to
SAB Topic 13 in support of the timing of your revenue recognition. Because this
arrangement falls within the scope of SOP 97-2, your basis for revenue recognition
should comply with that standard. In that regard, tell us how you considered the
guidance in SOP 97-2 in determining that recognition over a three-year period is

appropriate. Your response should include, but not be limited to, a discussion of how you considered the following:

- It appears that you are accounting for the two separately signed software license agreements with Nebbe Enterprises and Telemédica as a single multiple-element arrangement for revenue recognition purposes. Confirm that you are applying the guidance in TPA 5100.39 in accounting for these two arrangements.

- We note that during the 10-year term of the Telemédica software license you are obligated to provide, without additional charge, updates to the licensed software. This appears to represent post-contract customer support ("PCS") as defined by paragraph 56 of SOP 97-2. Alternatively, tell us why you have concluded that this contractual obligation is not PCS and refer to the accounting literature that supports your conclusion.

- If you determined that the arrangement includes PCS, tell us how you considered the guidance in paragraph 57 of SOP 97-2. That is, if a multiple-element software arrangement includes PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence ("VSOE") of fair value, in accordance with paragraph 10 of SOP 97-2. Additionally, paragraph 58 of the SOP states that if sufficient VSOE of fair value does not exist to allocate the fee to the separate elements and the only undelivered element is PCS, the entire arrangement fee should be recognized ratably over (a) the contractual PCS period or (b) the period during which PCS is expected to be provided. Tell us how you considered the guidance in paragraphs 10, 57 and 58 of the SOP when determining that three years was the appropriate period over which to recognize the $60,000 in consideration received from Nebbe Enterprises.

- With regard to Telemédica's funding of the translation and internationalization of PrimeCare V9 into Spanish and Portuguese, tell us how you are accounting for the costs and funding of these arrangements and where the balances related to these amounts appear in your financial statements. Refer to paragraphs 72 and 73 of SOP 97-2.

Note 7 – Warrants, page F-11

32.   We note your response to comment 64 of our letter dated October 27, 2006. As previously requested, expand your discussion of input variables to include the fair value of the underlying common stock and explain your valuation methodology for those shares. That is, we note your statement within the discussion of results of operations on page 24 indicating that the "market value was determined by taking the difference between the closing price of OCGT on the record date, December 29, 2005[,] and the closing price on December 30, 2005." Tell us how you determined that this difference

represents the fair value of an underlying share of common stock on November 17, 2005 and identify the accounting literature that supports both your calculation and selection of the measurement date.

33.   Your filing does not appear to include all disclosure required by paragraph 64 of SFAS 123(R). Refer to paragraphs A.240 and A.241 for the minimum information needed to achieve the disclosure objectives of paragraph 64 and revise your filing as appropriate.

Item 26. Recent Sales of Unregistered Securities

34.   With respect to each transaction you disclosure, please specify whether the investors who purchased your unregistered securities were either sophisticated with access to information about the company or accredited.

Exhibit 5.1

35.   Please provide an updated opinion of counsel.

Consents of Independent Registered Public Accounting Firm

36.   With regard to the consent of Michael T. Studer, CPA, P.C., amend your filing to include a signature that conforms to the requirements of Rule 302 of Regulation S-T.

*   *   *   *

You may contact Jason Niethamer at (202) 551- 3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Wynne B. Stern, Jr. Esq.
        56 Harrison Street, Suite No. 501
        New Rochelle, New York 10801
        Telephone: (914) 320-9764
        Facsimile: (561) 451-1850